UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Chicken Soup for the Soul Entertainment, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

16842Q100

(CUSIP Number)

J. Justin Hill, Senior Vice President, Investor Relations

Sony Corporation of America
25 Madison Avenue, 26th Floor
New York, New York 10010-8601
Telephone: 212-833-6722

Email: ir@sony.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16842Q100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Sony Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
	7	SOLE VOTING POWER 4,000,000 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 4,000,000 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.16% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	Includes shares of Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Chicken Soup for the Soul Entertainment, Inc. (the “Issuer”) issuable upon the exercise of warrants to purchase (i) 800,000 shares of Class A Common Stock at an exercise price of $8.13 per share (the “CSSE Class I Warrants”); (ii) 1,200,000 shares of Issuer Class A Common Stock at an exercise price of $9.67 per share (the “CSSE Class II Warrants”); (iii) 380,000 shares of Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-A Warrants”); and (iv) 1,620,000 shares of Class A Common Stock at an exercise price of $11.61 per share (the “CSSE Class III-B Warrants” and, collectively with the CSSE Class I Warrants, the CSSE Class II Warrants and the CSSE Class III-A Warrants, the “Exercisable Warrants”).

(2)	The calculation is based on the (i) 4,856,946 shares of Class A Common Stock outstanding as of November 12, 2020 as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed by the Issuer with the Securities and Exchange Commission (“Commission”) on November 12, 2020, and (ii) 4,000,000 shares of Class A Common Stock issuable upon the exercise of the Exercisable Warrants.

(3)

Represents 4.60% of total voting power based on the (i) 4,856,946 shares of Class A Common Stock and 7,813,938 shares of Class B Common Stock, par value $0.0001 (the “Class B Common Stock”) outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed by the Issuer with the Commission on November 12, 2020, and (ii) 4,000,000 shares of Class A Common Stock issuable upon the exercise of the Exercisable Warrants. Total voting power calculation does not include shares of the Issuer’s 9.75% Series A perpetual preferred stock, which is non-voting and non-convertible. Percentage of total voting power represents voting power with respect to all shares of Class A Common Stock and Class B Common Stock, as a single class. The holders of Class B Common Stock are entitled to ten votes per share, and holders of Class A Common Stock are entitled to one vote per share.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by Sony Corporation (“Sony” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on May 23, 2019, as subsequently amended by Amendment No. 1 filed on November 4, 2019 (together, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 of the Issuer (the “Class A Common Stock”). All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached hereto.

Item 4. Purpose of Transaction.

This Amendment No. 2 amends and supplements Item 4 of the Schedule 13D by adding the following:

As previously disclosed, on May 14, 2019, Chicken Soup for the Soul Entertainment Inc. (the “Company”) created a joint venture entity, Crackle Plus, LLC (the “JV”) with CPE Holdings, Inc. (“CPEH”), an affiliate of the Reporting Person. As consideration for contributions made to the JV, CPEH received Preferred Units and Warrants of the Company. The Amended and Restated Limited Liability Company Operating Agreement of Crackle Plus (“JV Operating Agreement”) provided that from May 14, 2020 to November 14, 2020, CPEH had the right (i) to convert all of its Preferred Units into such number of Common Units that would provide CPEH with a 49% interest in the JV or (ii) to require the Company to purchase all of CPEH’s Common Units and Preferred Units, for cash or the issuance of the Company’s 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares. Subject to certain limitations, the JV Operating Agreement provided that in the event that CPEH had exercised the Conversion Right or Put Option Conversion Right on or before November 14, 2020, CPEH would have been deemed to have automatically exercised the Put Option on November 14, 2020.

On November 12, 2020, the Company, Crackle Plus LLC and CPEH entered into an amendment (“Amendment”) to the JV Operating Agreement to extend the date by which CPEH must deliver the Put Election Notice or convert its Preferred Units into Common Units by thirty (30) days, from November 14, 2020 to December 14, 2020. The Reporting Person is engaged in discussions with the Company regarding further potential transactions relating to Crackle Plus LLC, including in respect of the securities held by CPEH and amendments to the JV Operating Agreement. These discussions may or may not result in binding agreements.

The Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2020 by the Issuer along with the exhibits attached thereto, including the Amendment, (the “Form 8-K”), is incorporated by reference in its entirety herein.

Item 5. Interest in Securities of the Issuer.

This Amendment No.2 amends and supplements Item 5 of the Schedule 13D by adding the following:

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No.1 and the information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4 of this Amendment No. 2 is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit    Name

10.1        Amendment to Operating Agreement (dated as of November 12, 2020), filed as an exhibit to the Form 8-K filed by the Issuer on November 16, 2020 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2020

Sony Corporation

By:	/s/ Hiroki Totoki
Name:	Hiroki Totoki
Title:	Executive Deputy President and
Chief Financial Officer

SCHEDULE 1
Board of Directors of Sony
Name	Business Address	Principal Occupation or Employment	Citizenship
Kenichiro Yoshida	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Tim Schaaff	920 Stewart Drive Sunnyvale, CA 94085 USA	Intertrust Technologies Corporation	U.S.A
Kazuo Matsunaga	10 Ohkura-cho, Nakahara-ku, Kawasaki-shi, Kanagawa, 211-8522 Japan	Mitsubishi Fuso Truck and Bus Corporation	Japan
Hiroki Totoki	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Adam Crozier	120 Holborn, London, EC1N 2TD UK	Whitbread Plc.	U.K.
Keiko Kishigami	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation (Outside director)	Japan
Joseph A. Kraft Jr.	3-37, Akasaka 7-Chome, Minato-ku, Tokyo 107-0052 Japan	Rorschach Advisory Inc.	U.S.A
Shuzo Sumi	2-1 Marunouchi, 1-Chome, Chiyoda-ku, Tokyo, 100-0005, Japan	Tokyo Marines Holdings, Inc.	Japan
Toshiko Oka	17-50-2403, Akasaka 2-Chome, Minato-ku, Tokyo 107-0052, Japan	Oka & Company Ltd.	Japan
Sakie Akiyama	1-4, Edagawa, 3-Chome, Koto-ku, Tokyo 135-0051 Japan	Saki Corporation	Japan
Wendy Becker	7700 Gateway Blvd. Newark, CA 94560 USA	Logitech International S.A.	U.S.A.
Yoshihiko Hatanaka	5-1, Nihonbashi-Honcho, 2-Chome, Chuo-Ku, Tokyo 103-0023, Japan	Astellas Pharma Inc.	Japan

Corporate Executive Officers of Sony
Name	Business Address	Principal Occupation or Employment	Citizenship
Kenichiro Yoshida	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Hiroki Totoki	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Shigeki Ishizuka	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Shiro Kambe	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Kazushi Ambe	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan
Toru Katsumoto	7-1, Konan 1-Chome, Minato-ku, Tokyo 108-0075 Japan	Sony Corporation	Japan